FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                11 December, 2003




                           BALTIMORE TECHNOLOGIES PLC
                               (Registrant's name)


  Baltimore Technologies plc, Innovation House, 39 Mark Road, Hemel Hempstead,
                               Herts, HP2 7DN, UK
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                       Form 20-F..X...    Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes .....    No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).


                                  EXHIBIT INDEX


Press Release regarding: Holding(s) in Company  dated: 11 December, 2003

                           BALTIMORE TECHNOLOGIES PLC

London, UK - 11 December 2003: Baltimore Technologies plc (London: BLM) has received notification on 9 December 2003 that, following the purchase of 275,000 ordinary shares on 5 December 2003, Acquisitor Holdings (Bermuda) Limited is interested in 3,993,736 ordinary shares in Baltimore Technologies plc, representing 7.43% of the issued share capital of the Company.

                                    - ENDS -
For further information:

Baltimore Technologies plc
Denis Kelly
+353 1881 6000

Smithfield

Andrew Hey
Nick Bastin
Will Swan
020 7360 4900



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                     BALTIMORE TECHNOLOGIES PLC


                     By:___/s/ Denis Paul Kelly ___

                     Name:  Denis Paul Kelly
                     Title: Chief Financial Officer and Chief Operating Officer


Date: 11 December, 2003